FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 5, 2013

TRANSLATION

Autonomous City of Buenos Aires, December 5, 2013
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Information pursuant to Article 23, Chapter VII of the Buenos Aires Stock Exchange Rules. Antitrust approval – purchase of shares of Gas Argentino S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that on the date hereof we were notified of Resolution No. 126 of the Domestic Commerce Secretary dated November 27, 2013 whereby, on the basis of Ruling No. 1025 dated November 21, 2013 of the National Antitrust Commission and pursuant to Article 13 subsection a) of Law No. 25,156, the acqusition by YPF INVERSORA ENERGETICA S.A. (“YPFIESA”), a subsidiary of YPF S.A., of (a) all of the shares of Gas Argentino S.A. owned by BG Inversiones Argentinas S.A., which represent 54.67% of the capital stock and voting shares of the former, and (b) all of the shares of Metroenergía S.A. owned by BG Argentina S.A., which represent 2.73% of the capital stock and voting shares of the former, was authorized without restrictions.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 6, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer